UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 February 2008
Number 08/08

HEAVY JANUARY AND FEBRUARY RAINFALL CAUSES PRODUCTION IMPACT AT QUEENSLAND COAL OPERATIONS

BHP Billiton has today provided a preliminary estimate of the production impact of the recent heavy rainfall experienced across Queensland's Bowen Basin (Australia).

While these assessments are continuing, it is currently estimated that the two significant rainfall events, on January 18 - 20 and February 9 - 14, will impact FY08 production from the BHP Billiton Mitsubishi Alliance (BMA) owned mines by between 6.5 and 7.5 million tonnes. In addition, the FY08 production impact from the BHP Billiton Mitsui (BMC) owned mines is estimated to be between 0.5 and 1.0 million tonnes. These assessments include any rollover into FY09.

The BHP Billiton share of this production impact is between 3.7 and 4.6 million tonnes after taking into account relevant ownership. BHP Billiton has insurance cover for property damage and business interruption losses, and potential claims are currently being assessed.

BMA CEO John Smith said: "These are initial assessments of the impacts on production due to the inability to safely operate the mines and to maintain access for our people and supplies following the rains.

"We anticipate we will be better informed on the actual extent of the impact as the recovery process proceeds and mines are brought back to full operational capacity. We will provide an update on the impacts if they are materially different from our preliminary assessments once the situation has been fully assessed.

"Our focus remains on ensuring the safety of all employees and contractors at our operations and on swift recovery of operations, including dewatering of the pits. We are working with the EPA to meet their conditions and minimise downstream impacts.

"We are also continuing to work with our customers to minimise disruption to their businesses," he said.

Background Information
  The BMA owned mines are a 50/50 alliance between BHP Billiton Ltd and Mitsubishi Development Pty Ltd. These operations include Peak Downs, Goonyella Riverside, Broadmeadow, Saraji, Norwich Park, Blackwater and Gregory Crinum.
  The BMC mines of South Walker Creek and Poitrel are owned 80% by BHP Billiton and 20% by Mitsui and Co. BMA is the operator of the BMC mines.
  FY08 refers to the Financial Year ending June 30, 2008.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 25 February 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary